IAMGOLD CORPORATION

NEWS RELEASE

TSX: IMG NYSE: IAG

IAMGOLD CLOSES $230 MILLION BOUGHT DEAL FINANCING INCLUDING EXERCISE OF $30 MILLION OVER-ALLOTMENT OPTION

All monetary amounts are expressed in U.S. dollars, unless otherwise indicated.

Toronto, Ontario, August 16, 2016 – IAMGOLD Corporation ("the Company") announces that it has closed a previously announced bought deal offering at a price of $5.15 per common share (the "Offering Price"). The underwriters have exercised the over-allotment option in full to purchase an additional 5,827,500 common shares at the Offering Price. As a result, a total of 44,677,500 common shares were sold in the offering for aggregate gross proceeds of $230 million.

The shares were purchased on a bought deal basis by a syndicate of underwriters led by TD Securities Inc., National Bank Financial Inc. and Morgan Stanley Canada Ltd., which included Citigroup Global Markets Canada Inc., Deutsche Bank Securities Inc., GMP Securities L.P., Canaccord Genuity Corp., CIBC World Markets Inc., Cormark Securities Inc., Paradigm Capital Inc., Raymond James Ltd., Scotia Capital Inc., Credit Suisse Securities (Canada), Inc. and Macquarie Capital Markets Canada Ltd.

About IAMGOLD

IAMGOLD is a mid-tier mining company with four operating gold mines on three continents. A solid base of strategic assets in Canada, South America and Africa is complemented by development and exploration projects and continued assessment of accretive acquisition opportunities. IAMGOLD is in a strong financial position with extensive management and operational expertise.

For further information please contact:

Bob Tait, VP Investor Relations, IAMGOLD Corporation
Tel: (416) 360-4743 Mobile: (647) 403-5520

Laura Young, Director Investor Relations, IAMGOLD Corporation
Tel: (416) 933-4952 Mobile: (416) 670-3815

Shae Frosst, Investor Relations Associate, IAMGOLD Corporation
Tel: (416) 933-4738 Mobile: (647) 967-9942

Toll-free: 1-888-464-9999 info@iamgold.com